Exhibit 99.5
Global Ship Lease Announces New Multi-Year Charters and Increases Quarterly Dividend
November 22, 2021
Quarterly dividend to increase by 50% to $0.375 per share, more than triple the dividend initially announced in January 2021
Newly signed post-panamax forward charters add EBITDA over five years
LONDON, Nov. 22, 2021 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) today announced that it has agreed new five-year time charters for the Eco 9,115 TEU UASC Al Khor and Maira XL with a leading liner operator, to commence mid-2022 at the conclusion of their current charters. The vessels, which are currently earning $31,650 and $34,000 per day, respectively, are expected to generate aggregate Adjusted EBITDA of approximately $206 million over the five-year firm period. Adjusted to include these newly signed charters, the Company’s total contracted revenue increases to $1.85 billion.
These new charter agreements, for two of GSL’s most valuable and in-demand vessels, are consistent with the Company’s strategy of capitalizing on the strong charter market to lock-in cashflow over a multi-year period. The agreements materially reduce open days in 2022 which are now at minimal levels, and together with the substantial increase in contracted revenue from other year-to-date charter renewals and from growth, provide additional cashflow visibility. Accordingly, our Board of Directors has announced its intention to increase the quarterly dividend to be paid to common shareholders by 50% to $0.375 per share, with effect from the first quarter of 2022. This increased dividend represents more than triple the amount initially announced in January 2021.
George Youroukos, Executive Chairman of Global Ship Lease, stated, “These new long-term charters at excellent rates, agreed well ahead of current charter expiry, are in line with our strategy of locking in attractive cashflow for multi-year periods. They demonstrate not only the continued strength of the charter market for high-quality, Eco post-panamax containerships, but also the dramatic earnings growth potential of the GSL fleet. Having increased the size of our fleet by more than 50% over the course of 2021, through a series of immediately accretive acquisitions, these newly signed charters are a powerful demonstration of the operating leverage of our business model. Taking into consideration all of these highly supportive developments, our greatly expanded contract cover, and our continued positive assessment of mid-sized and smaller containership prospects for some time to come, our Board of Directors is confident that GSL can sustainably support this significant increase in our quarterly dividend for common shareholders to $0.375 per share, more than three times the level we announced in January 2021. Looking ahead, we continue to see opportunities to create shareholder value by further growing the fleet with accretive acquisitions of on-the-water vessels, to opportunistically work with our customers to renew and improve our fleet on a non-speculative basis, and to pursue a range of value-creating activities for the long-term benefit of our shareholders.”
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.
As at November 21, 2021, Global Ship Lease owned 65 containerships, ranging from 1,118 to 11,040 TEU, with an aggregate capacity of 342,348 TEU. 32 ships are wide-beam Post-Panamax.
Adjusted to include all charters agreed, and ships contracted to be purchased, up to November 21, 2021, the average remaining term of the Company’s charters as at September 30, 2021, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.8 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.85 billion. Contracted revenue was $2.10 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.4 years.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.
Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438
Global Ship Lease Inc.